UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024
Commission file number: 001-39721

NEOGAMES S.A.
(now known as Neo Group Ltd.)
(Translation of registrant’s name into English)

190 Elgin Avenue
George Town, Grand Cayman KY1-9008
Cayman Islands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

EXPLANATORY NOTE

On April 25, 2024, Neo Group Ltd., formerly known as NeoGames S.A. (the “Company”), pursuant to the Business Combination Agreement (the “BCA”), dated May 15, 2023, by and among the Company, Aristocrat Leisure Limited, an Australian public limited company (“Parent”), and Anaxi Investments Limited, a Cayman Islands exempted company and wholly owned subsidiary of Parent (“Merger Sub”), Merger Sub merged with and into the Company with Merger Sub ceasing to exist and the Company surviving as a wholly owned indirect subsidiary of Parent (the “Merger”).  As consideration for the Merger, each issued and outstanding ordinary share of the Company prior to the effective time of the Merger (the “Effective Time”) (other than (x) shares owned by Parent or Merger Sub or any of their respective subsidiaries, (y) shares owned by the Company as treasury shares and (z) shares held by shareholders of the Company who have validly exercised their statutory rights of appraisal in respect of such shares) was converted automatically into and thereafter represented the right to receive an amount in cash equal to $29.50, without interest thereon and subject to applicable tax withholding (the “Merger Consideration”).

In accordance with the BCA and in connection with the transfer (by way of continuation) of the Company’s statutory seat, registered office (siége statutaire) and seat of central administration (siége de l’administration centrale) from Luxembourg to the Cayman Islands and change of the Company’s legal form as a Luxembourg law governed public limited liability company (société anonyme) to a Cayman Islands exempted company (without the dissolution of the Company or the liquidation of its assets), which became effective on April 24, 2024, The Nasdaq Global Select Market (“Nasdaq”) suspended all trading in NeoGames shares as of the close of business on April 23, 2024. The Company has notified Nasdaq of the closing of the Merger and requested that Nasdaq file with the SEC a notification of removal from listing and/or registration on Form 25 to effect the delisting of all shares from Nasdaq and the deregistration of such shares under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Company intends to file a certification and notice of termination of registration on Form 15 with the SEC requesting the termination of registration of the shares under Section 12(g) of the Exchange Act and the suspension of reporting obligations under Section 13 and 15(d) of the Exchange Act with respect to the shares.

 EXHIBIT INDEX

99.1	Press release dated April 25, 2024, titled “Aristocrat Leisure Completes Acquisition of Neo Group Ltd. (f/k/a/ NeoGames) for $29.50 per Share.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

NEO GROUP LTD.

	By:	/s/ Moti Malul
	Name:	Moti Malul
	Title:	Chief Executive Officer
Date: April 25, 2024